UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-k

SPECIAL FINANCIAL Report

Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2019

MASTERWORKS 006, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11159

Delaware	84-3313277
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information	3
Item 7. Index to Financial Statement	4

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Special Financial Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Special Financial Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Special Financial Report, whether as a result of new information, future events or otherwise.

3

MASTERWORKS 006, LLC

FINANCIAL STATEMENT

For the Date of Formation (October 7, 2019) Through December 31, 2019

CONTENTS

Page

Independent Auditor’s Report	F-1

Balance Sheet	F-2

Notes to Financial Statement	F-3 – F-7

4

INDEPENDENT AUDITORS’ REPORT

To the Board of Managers and Members of

Masterworks 006, LLC

New York City, NY

Report on the Financial Statements

We have audited the accompanying balance sheet of Masterworks 006, LLC (the “Company”), as of December 31, 2019 and the related notes to the balance sheet.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Masterworks 006, LLC as of December 31, 2019 and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America.

Denver, Colorado
July 14, 2020

F-1

MASTERWORKS 006, LLC

BALANCE SHEET

As of December 31, 2019

ASSETS
Current Assets:
Receivable from affiliate	$100
Total Current Assets	100

Artwork	-

Total Assets	$100

LIABILITIES AND MEMBER’S EQUITY

Total Liabilities	$-

Member’s Equity:
Membership interests	100
Total Member’s Equity	100

Total Liabilities and Member’s Equity	$100

The accompanying notes are an integral part of this financial statement.

F-2

MASTERWORKS 006, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 006, LLC (“Company”) was formed as a Delaware limited liability company on October 7, 2019 (“Date of Formation”) to purchase a painting by Jean-Michel Basquiat (the “Artwork”) and conduct an offering (the “Offering”) of 284,420 of the Company’s Class A ordinary shares (“Class A shares”) under Tier II of Regulation A+ for $20.00 per share, or aggregate proceeds of $5,688,400.

Basis of Accounting and Use of Estimates – The balance sheet has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.

Artwork – Once purchased, the Artwork will be recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements will require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company will:

●	Consider whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other paintings by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s financial statements.

F-3

MASTERWORKS 006, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition – The Company does not plan to generate revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the signing of a definitive agreement to sell.

Expenses – The Company’s organizational expenses, including all costs and expenses relating to the formation of the Company, are being paid by Masterworks Administrative Services, LLC (the “Administrator”), an affiliate of the Company. The Company is not required to reimburse the Administrator for any of these costs and expenses.

2. RELATED PARTY TRANSACTIONS

The Company adopted a Limited Liability Agreement on October 7, 2019 pursuant to which it issued Masterworks Gallery, LLC 100% of its membership interests in exchange for a promise to pay $100 to the Company as an initial capital contribution.

F-4

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash or cash equivalents and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations pursuant to an administrative services agreement (See Note 5). The table below summarizes selected unaudited financial information of the Administrator as of December 31 2019:

December 31, 2019
Assets
Current assets	$266,850
Property and equipment, net	181,499
Deposits	46,240
Other assets	10,780
Total assets	$505,369

Liabilities
Current liabilities	$209,033
Total liabilities	$209,033

Member’s Equity
Total Member’s equity	$296,336

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets and has not intention of holding material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, though the Company intends to enter into an administrative services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company will be dependent upon the Administrator and totally reliant on the Administrator to manage its business.

F-5

MASTERWORKS 006, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4. RISKS AND UNCERTAINTIES (continued)

The Company will be subject to an exceptionally high level of concentration risk. The Company’s single Artwork, when acquired, can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. Subsequent Events

Management has evaluated events and transactions that have occurred since December 31, 2019 and reflected their effects, if any, in these financial statements through July 14, 2020, the date the financial statements were available to be issued.

On February 20, 2020, the Company adopted an Amended and Restated Operating Agreement, which created two classes of membership interests, Class A and Class B ordinary shares. As a result, all of the Company’s membership interests held by Masterworks Gallery, LLC were converted into Class B ordinary shares.

Class A shares are entitled to 80% of the profit on the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. For purposes of the Company’s operating agreement, “profit” means the excess net proceeds from a sale of the Artwork after holders of Class A shares receive $20 per share. All other Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, sale of the Artwork except for certain instances, and removing members of the Board of Managers. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares, solely retained by Masterworks Gallery, LLC, are entitled to 20% of the profit on the sale of the Artwork or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings (loss) per share in the future. At December 31, 2019, no if-converted Class B shares were included in the earnings (loss) per Class A ordinary share calculation as zero Class A shares would be received upon conversion, resulting in no dilution. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

On February 24, 2020, the Company filed an offering statement on Form 1-A with the Securities and Exchange Commission relating to an offering (the “Offering”) pursuant to Regulation A (Tier II) of 284,420 Class A shares priced at $20.00 per share, or $5,688,400 aggregate offering proceeds. The Offering commenced on March 17, 2020, immediately following qualification of the offering statement. As of July 13, 2020, the Company has received subscriptions for 100% of the Class A shares offered, or $5,688,400, but the Offering has not yet closed.

On February 26, 2020, the Company formed a bank account and Masterworks Gallery, LLC funded its initial capital contribution in the amount of $100.

F-6

Upon closing the Offering, an administrative services agreement with the Administrator will become effective. The administrative services fee will be paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum and will be recorded as an administrative fee expense in the Company’s financial statements. The administrative services fee is anticipated to cover all normal operating costs of the Company including storage, insurance, display, transport, SEC filings and compliance, transfer agent fees, other fees associated with the Offering, and accounting. However, the Administrator will charge the Company for any extraordinary costs and payments, which are expected to be defined as costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction; and selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will reflect the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. For the purposes of determining the fair value of the administrative services fee, management will evaluate the fair value of the Class A shares between six months and twelve months following the closing of the Offering and no less than every twelve months thereafter. Prior to six months following the Offering, the fair value of the Class A shares shall equal $20, or the Offering price, for the purposes of determining the fair value of the administrative services fee.

Shortly following the closing of the Offering, the Company intends to contribute title to the Painting to the 006 Segregated Portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (the “006 Portfolio”) and the Company will be issued 100% of the share capital of the 006 Portfolio. The 006 Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the administrative services agreement or any amendment or replacement thereof, or as may be necessary in connection with a sale of the Painting.

F-7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 006, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Special Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	July 14, 2020
Scott W, Lynn	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	July 14, 2020
Nigel S. Glenday	and Principal Accounting Officer) and Member of the Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	July 14, 2020
Joshua B. Goldstein